Monthly Report - November, 2013

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        3,349,756     (10,808,302)
Change in unrealized gain (loss) on open              396,871          497,101
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               2,940           19,799
      obligations
   Change in unrealized gain (loss) from U.S.        (34,285)        (101,780)
      Treasury obligations
Interest Income 			               34,769          610,508
Foreign exchange gain (loss) on
    margin deposits    			              (31,106)        (280,338)
				                 ------------    -------------
Total: Income 				            3,718,945     (10,063,012)

Expenses:
   Brokerage commissions 		            1,627,687       22,450,718
   Management fee 			               38,997          536,948
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  726           69,752
   Administrative expense 	       	              154,118        1,565,577
					         ------------    -------------
Total: Expenses 		                    1,821,528       24,622,995
Net Income(Loss)			   $        1,897,417     (34,686,007)
for November, 2013

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (326,789.476    $     8,329,662    311,001,786    319,331,448
units) at October 31, 2013
Addition of 		 	              0        378,576        378,576
385.370 units on November 1, 2013
Redemption of 		 	    (1,500,000)   (16,007,838)   (17,507,838)
(17,972.320) units on  November 30, 2013*
Net Income (Loss)               $        89,633      1,807,784      1,897,417
for November, 2013
         			   -------------   -------------   -----------


Net Asset Value at November 30, 2013
(309,303.498 units inclusive
of 100.972 additional units) 	      6,919,295    297,180,308    304,099,603
				  =============  ============= ==============


		GLOBAL MACRO TRUST November 2013 UPDATE
                      Year to Date     Net Asset
Series	  November ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1       0.53% 	 (8.56)%  $      970.46	  287,328.392 $   278,841,694
Series 2       0.89% 	 (4.97)%  $    1,132.22	      139.796 $       158,280
Series 3       0.91% 	 (4.75)%  $    1,142.32	   19,928.686 $    22,765,035
Series 4       1.08% 	 (2.98)%  $    1,224.46	    1,906.624 $     2,334,594

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




			December 10, 2013
Dear Investor:


The Trust was fractionally profitable in November as gains from trading equity, grain and, to a lesser extent, metal futures more than offset losses from trading currency, energy and interest rate futures. Trading of soft commodity and livestock futures were essentially flat.

Continued ease in monetary policy and further signs of improving growth in the developed economies produced gains on long equity positions for the U.S., Germany, Japan, China, Hong Kong, Sweden and the Netherlands. On the other hand, long positions in U.K, Italian, and Australian equity futures produced small losses.

Long positions in soybeans and soybean meal were profitable. Metal trading was marginally positive as gains from short aluminum, nickel and gold positions more than offset losses from long copper, lead and zinc trades.

Currency trading was volatile during November. Efforts by several countries to weaken their currencies produced losses on long positions versus the dollar for the currencies of Australia, New Zealand, the Czech Republic, and Poland. Also unprofitable were long currency trades against the dollar for Canada, Colombia, Russia, Sweden and Singapore. Dollar trading relative to India, South Africa, Turkey and Norway also resulted in losses. Meanwhile, short dollar trades against the pound sterling, the euro, Korean won, and Swiss franc were profitable, as was a long dollar trade versus the yen, a long sterling position versus the Aussie dollar and a long Swiss trade relative to Norway.

Trading of London gas oil and WTI crude oil was unprofitable as energy prices vacillated. Trading of RBOB gasoline, heating oil and natural gas also resulted in marginal losses.

Concerns about a Federal Reserve "tapering," along with improving growth in the developed economies, caused longer term interest rates to drift higher and long positions in U.S., Canadian, and U.K. bond futures generated losses. Meanwhile, long short-term euribor and eurodollar positions produced somewhat offsetting gains.

Finally, losses on short coffee and cotton trades and a long sugar trade marginally outweighed the gain on a long cocoa trade.



  Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman